UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934


                      Laser Technology, Inc.
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                        (Names of Issuer)

                           Common Stock
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                  (Title of Class of Securities)

                           518074 20 8
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                          (Cusip Number)

James C. Lewis, 10 West 100 South #615, Salt Lake City, Utah 84101
                          (801) 994-3846
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   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        February 18, 2003
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     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this amended Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note:    Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 19 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518074 20 8                                             Page 2 of 14

1.    Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).
      David Williams
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2.    Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)      [X]
      (b)      [ ]
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3.    SEC Use Only
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4.    Source of Funds
      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) [X]
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6.    Citizenship or Place of Organization
      United States
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NUMBER OF          7.    Sole Voting Power           388,686
SHARES
BENEFICIALLY       8.    Shared Voting Power         0
OWNED BY
EACH               9.    Sole Dispositive Power      388,686
REPORTING
PERSON             10.   Shared Dispositive Power    0
WITH:
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person   388,686
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
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13.   Percent of Class Represented by Amount in Row (11)      7.0%
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14.   Type of Reporting Person            IN
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

CUSIP No. 518074 20 8                                             Page 3 of 14

1.    Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).
      H. Deworth Williams
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2.    Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)      [X]
      (b)      [ ]
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3.    SEC Use Only
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4.    Source of Funds
      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) [X]
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6.    Citizenship or Place of Organization
      United States
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NUMBER OF         7.   Sole Voting Power              599,007
SHARES
BENEFICIALLY      8.   Shared Voting Power            0
OWNED BY
EACH              9.   Sole Dispositive Power         599,007
REPORTING
PERSON            10.  Shared Dispositive Power       0
WITH:
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person   599,007
-----------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
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13.   Percent of Class Represented by Amount in Row (11)      10.9%
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14.   Type of Reporting Person            IN
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

CUSIP No. 518074 20 8                                             Page 4 of 14


1.    Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).
      Edward F. Cowle
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2.    Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)      [X]
      (b)      [ ]
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3.    SEC Use Only
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4.    Source of Funds
      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) [ ]
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6.    Citizenship or Place of Organization
      United States
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NUMBER OF       7.   Sole Voting Power             216,625
SHARES
BENEFICIALLY    8.   Shared Voting Power           0
OWNED BY
EACH            9.   Sole Dispositive Power        216,625
REPORTING
PERSON          10.  Shared Dispositive Power      0
WITH:
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person   216,625
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]
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13.   Percent of Class Represented by Amount in Row (11)      3.9%
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14.   Type of Reporting Person            IN
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

CUSIP No. 518074 20 8                                             Page 5 of 14


1.    Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).
      Jeremy G. Dunne
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2.    Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)      [X]
      (b)      [ ]
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3.    SEC Use Only
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4.    Source of Funds
      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) [X]
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6.    Citizenship or Place of Organization
      Great Britain
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NUMBER OF       7.    Sole Voting Power            450,334
SHARES
BENEFICIALLY    8.    Shared Voting Power          0
OWNED BY
EACH            9.    Sole Dispositive Power       450,334
REPORTING
PERSON          10.   Shared Dispositive Power     0
WITH:
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person  450,334
-----------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
-----------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)      8.1%
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14.   Type of Reporting Person    IN
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

CUSIP No. 518074 20 8                                             Page 6 of 14


1.    Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).
      Pamela J. Sevy
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2.    Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)      [X]
      (b)      [ ]
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3.    SEC Use Only
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4.    Source of Funds
      PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) [X]
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6.    Citizenship or Place of Organization
      United States
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NUMBER OF       7.    Sole Voting Power             84,509
SHARES
BENEFICIALLY    8.    Shared Voting Power           0
OWNED BY
EACH            9.    Sole Dispositive Power        84,509
REPORTING
PERSON          10.   Shared Dispositive Power      0
WITH:
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person    84,509
-----------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [  ]
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13.   Percent of Class Represented by Amount in Row (11)      1.5%
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14.   Type of Reporting Person     IN
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

CUSIP No. 518074 20 8                                             Page 7 of 14

1.    Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).
      Kama-Tech Corporation, EIN 33-0267195
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2.    Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)      [X]
      (b)      [ ]
-----------------------------------------------------------------------------

3.    SEC Use Only
-----------------------------------------------------------------------------

4.    Source of Funds
      WC
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) [X]
-----------------------------------------------------------------------------

6.    Citizenship or Place of Organization
      United States
-----------------------------------------------------------------------------

NUMBER OF       7.     Sole Voting Power             85,700
SHARES
BENEFICIALLY    8.     Shared Voting Power           0
OWNED BY
EACH            9.     Sole Dispositive Power        85,700
REPORTING
PERSON          10.    Shared Dispositive Power      0
WITH:
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person    85,700
-----------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
-----------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)      1.6%
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14.    Type of Reporting Person        CO
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

CUSIP No. 518074 20 8                                             Page 8 of 14

1.    Name of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only).
      Kama-Tech (HK), Ltd.
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2.    Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)      [X]
      (b)      [ ]
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3.    SEC Use Only
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4.    Source of Funds
      WC
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) [X]
-----------------------------------------------------------------------------

6.    Citizenship or Place of Organization
      Hong Kong
-----------------------------------------------------------------------------

NUMBER OF       7.    Sole Voting Power                 90,400
SHARES
BENEFICIALLY    8.    Shared Voting Power               0
OWNED BY
EACH            9.    Sole Dispositive Power            90,400
REPORTING
PERSON          10.   Shared Dispositive Power          0
WITH:
-----------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person   90,400
-----------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
-----------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)      1.6%
-----------------------------------------------------------------------------

14.   Type of Reporting Person       CO
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

CUSIP No. 518074 20 8                                             Page 9 of 14

Item 1.   Security and Issuer

      This amended Schedule 13D relates to the common stock, par value $0.01 per share ("Shares") of Laser Technology, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7070 South Tucson Way, Englewood, Colorado 80112.

Item 2.   Identity and Background

(a)   David Williams, an individual
      H. Deworth Williams, an individual
      Edward F. Cowle, an individual
      Jeremy G. Dunne, an individual
      Pamela J. Sevy, an individual
      Kama-Tech Corporation, a California corporation
      Kama-Tech (HK), Ltd., a Hong Kong corporation

(b)   David Williams, 4875 DTC Boulevard, Building 5-203, Denver, Colorado
        80237
      H. Deworth Williams, 56 West 400 South #220, Salt Lake City, Utah 84101 Edward F. Cowle, 99 Park Avenue #2230, New York, New York 10016
      Jeremy G. Dunne, 7070 South Tucson Way, Englewood, Colorado 80112 Pamela J. Sevy, 4875 DTC Boulevard, Building 5-203, Denver, Colorado
        80237
      Kama-Tech Corporation, Principal Office - 739 Design Court #503, Chula
        Vista, California 91911
      Kama-Tech (HK), Ltd., Principal Office   Suite 4,9/F., Tower 3, China
        Hong Kong City 33 Canton Road, Tsim Sha Tsui  HONG KONG

(c) David Williams is the owner of Laser Innovations International, Inc., a corporation which has a marketing and consulting agreement with the Issuer. Mr. Williams, the brother of H. Deworth Williams, was formerly President, CEO and a director of the Issuer.

      H. Deworth Williams is the owner of Williams Investment Company and has been a financial consultant and a private investor for over 30 years. Mr. Williams is a director of the Issuer.

      Edward F. Cowle has been self-employed in financial public relations and as a private investor since 1994. From 1992 to 1994, he was a Senior Vice
President   Investments with Paine Webber in New York City.  Mr. Cowle is a director of the Issuer.

      Jeremy G. Dunne has been employed by the Issuer since 1986, and currently serves as Vice President and Chief Technical Officer, and as a director, of the Issuer.

      Pamela J. Sevy has been employed by Laser Innovations International, Inc. since 1999. She was employed as Chief Financial Officer of the Issuer, from 1992 to 1999.

CUSIP No. 518074 20 8                                           Page 10 of 14


      Kama-Tech Corporation is a California corporation. Its principal business is the manufacture, assembly, marketing and sale of optical equipment.

      Kama-Tech (HK), Ltd., is a corporation organized under the laws of Hong Kong. Its principal business is the design, development, manufacture and assembly of optical equipment.

(d) None of the Registrants has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Except as indicated in the subsequent paragraph, none of the Registrants has, during the past five years, been subject to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

      H. Deworth Williams and Jeremy G. Dunne agreed to a SEC order issued on March 20, 2000, to not cause any violations of Section 13(a) of the Securities Exchange Act of 1934. In February, 2000, in an action brought by the Securities and Exchange Commission in the United States District Court, District of Colorado, David Williams and Pamela J. Sevy consented to a permanent injunction, enjoining them from violating or causing violations of
Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), Rule 10b-5 thereunder, Section 13(b)(5) of the Exchange Act and Rules 13b2-1 and 13b2-2 under Section 13(b)(2) of the Exchange Act, and from aiding and abetting violations of Sections 13(a) and 13(b)(2)(A) of the Exchange Act and Rules 13a-1 through 13a-13 and Rule 12b-20 thereunder.

(f) David Williams, H. Deworth Williams, Edward F. Cowle and Pamela Sevy are citizens of the United States of America. Jeremy Dunne is a citizen of Great Britain. David Williams, Pamela J. Sevy and Jeremy G. Dunne are currently residents of Colorado. H. Deworth Williams is a resident of Utah and Edward
F. Cowle is a resident of New York.

Item 3.   Source and Amount of Funds or Other Consideration

      All of the shares held by the Registrants were purchased with the personal funds or working capital of each of the Registrants, or for services performed by Registrants, and such shares have been owned by each of the Registrants for several years. There has been no change in the individual ownership of shares of the Respondents; however, this amended Schedule 13D is being filed because the Registrants may be deemed to be acting as a "group" in connection with the proposed transaction described in Item 4 below.

Item 4.   Purpose of Transaction

      Registrants have determined that they are not satisfied with the current operations of the Issuer, and have agreed to form a group with the purpose of exploring the possibility of acquiring the operating assets, and assuming the indebtedness, of the Issuer, or exploring some other alternative for the acquisition of the operating business of the Issuer, to allow the Issuer to

CUSIP No. 518074 20 8                                           Page 11 of 14

change its business direction. In September, 2002, Registrants formed a group, referred to as the "Williams Group," in order to facilitate their group activities. In February, 2003, the remaining Registrants, described below, joined the Williams Group.

      In September, 2002, the Williams Group presented the Issuer with a proposal to acquire all of the operating assets, excluding cash and cash equivalents, and to assume substantially all of the liabilities, of the Issuer, in exchange for a substantial cash payment to the Issuer. The Registrants are now considering a revised proposal, which will be submitted on or before February 19, 2003.

      This amended Schedule 13D reflects the addition of Kama-Tech Corporation and Kama-Tech (HK), Ltd., affiliated companies (the "Kama-Tech entities"), as parties who it is anticipated will participate in the acquisition, if accepted. The Williams Group and Kama-Tech entities have entered into an informal, oral arrangement, subject to due diligence and negotiation of a formal agreement, under which the Kama-Tech entities will invest a substantial amount, to be determined, in exchange for an equity interest in the company which will be created to acquire the Laser Technology business. As proposed, the Williams Group and these entities would share in certain costs of the acquired business, and share in the management of the acquiring entity.

Item 5.   Interest in Securities of the Issuer

      Set forth below is the number of shares beneficially owned by each person named in Item 2 above.

(a)   David Williams            388,686 (1)             7.0%
      H. Deworth Williams       599,007 (2)            10.9%
      Edward F. Cowle           216,625 (3)             3.9%
      Jeremy G. Dunne           450,334 (4)             8.1%
      Pamela J. Sevy             84,509 (5)             1.5%
      Kama-Tech Corporation      85,700 (6)             1.6%
      Kama-Tech (HK), Ltd.       90,400 (6)             1.6%

      (1) David Williams has sole voting power and sole dispositive power with respect to 388,686 shares, which includes 68,250 shares, which may be acquired by Mr. Williams pursuant to the exercise of stock options exercisable within sixty (60) days.

      (2) H. Deworth Williams has sole voting power and sole dispositive power with respect to 589,007 shares, which includes 20,000 shares which may be acquired by Mr. Williams pursuant to the exercise of stock options exercisable within sixty (60) days.

CUSIP No. 518074 20 8                                           Page 12 of 14


      (3) Edward F. Cowle has sole voting power and sole dispositive power with respect to 206,625 shares, which includes 20,000 shares which may be acquired by Mr. Cowle pursuant to the exercise of stock options exercisable within sixty (60) days.

      (4) Jeremy G. Dunne has sole voting power and sole dispositive power with respect to 433,667 shares, which includes 101,584 shares which may be acquired by Mr. Dunne pursuant to the exercise of stock options exercisable within sixty (60) days.

      (5) Pamela J. Sevy has sole voting power and sole dispositive power with respect to 84,509 shares, which includes 51,000 shares which may be acquired by Ms. Sevy pursuant to the exercise of stock options exercisable within sixty (60) days.

      (6)   These two entities are affiliates.

      In the aggregate, the Registrants beneficially own and have the sole or shared power to vote and dispose of 1,915,261 shares of Issuer Common Stock, including shares exercisable under options, described above, representing approximately 34.9% of the outstanding common stock of the Issuer.

(b) Each of the Registrants have sole voting power and sole dispositive power with respect to the shares held by each of them, referenced above.

(c) There have been no transactions with respect to the shares effected by any of the Registrants during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Registrants have agreed to act in concert for the purpose of making the proposal described in Item 4 above, for the acquisition of the operating assets, and the assumption of liabilities, of the Issuer. Registrants are party to an Amended Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1, with respect to the filing of this amended Schedule 13D. However, the Registrants presently disclaim any other contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits

     Exhibit 1      Amended Joint Filing Agreement

CUSIP No. 518074 20 8                                           Page 13 of 14


                            SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



      Date:  February 18, 2003            /s/ David Williams
                                          ----------------------------------
                                          David Williams


      Date:  February 18, 2003            /s/ H. Deworth Williams
                                          ----------------------------------
                                          H. Deworth Williams


      Date:  February 18, 2003            /s/ Edward F. Cowle
                                          ----------------------------------
                                          Edward F. Cowle


      Date:  February 18, 2003            /s/ Jeremy G. Dunne
                                          ----------------------------------
                                          Jeremy G. Dunne


      Date:  February 18, 2003            /s/ Pamela J. Sevy
                                          ----------------------------------
                                          Pamela J. Sevy



                                          KAMA-TECH CORPORATION


      Date:  February 18, 2003            By  /s/
                                            --------------------------------
                                          Its:
                                              ------------------------------


                                          KAMA-TECH (HK), LTD.


      Date:  February 18, 2003            By  /s/
                                            --------------------------------
                                          Its:
                                              ------------------------------

CUSIP No. 518074 20 8                                          Page 14 of 14

EXHIBIT 1 - AMENDED JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agree to the joint filing of a statement on Schedule 13D, including amendments thereto, with respect to the common shares, $0.01 par value, of Laser Technology, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which collectively shall constitute one and the same instrument.


      Date:  February 18, 2003            /s/ David Williams
                                          ----------------------------------
                                          David Williams


      Date:  February 18, 2003            /s/ H. Deworth Williams
                                          ----------------------------------
                                          H. Deworth Williams


      Date:  February 18, 2003            /s/ Edward F. Cowle
                                          ----------------------------------
                                          Edward F. Cowle


      Date:  February 18, 2003            /s/ Jeremy G. Dunne
                                          ----------------------------------
                                          Jeremy G. Dunne


      Date:  February 18, 2003            /s/ Pamela J. Sevy
                                          ----------------------------------
                                          Pamela J. Sevy

                                          KAMA-TECH CORPORATION


      Date:  February 18, 2003            By  /s/
                                            --------------------------------
                                          Its:
                                              ------------------------------


                                          KAMA-TECH (HK), LTD.


      Date:  February 18, 2003            By  /s/
                                             -------------------------------
                                          Its:
                                               -----------------------------